Exhibit 4.62

Rights and Obligations Assumption Letter

This entity, Jining Boshiwei Education Consulting Limited, is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Jining City at the Rencheng District branch office of the Municipal Bureau of Administrative Services on October 16, 2019. Shandong Boshiyou Education Consulting Limited, which is the subsidiary of the Investor, holds 57% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Jining Boshiwei Education Consulting Limited

(Seal) Jining Boshiwei Education Consulting Limited Affixed

By:	/s/ Hongling Huo
Name:	Hongling Huo
Title:	Legal Representative
Date:	October 29, 2019